April 25, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Lauren Hamill Laura Crotty

Re:	ZyVersa Therapeutics, Inc.

Registration Statement on Form S-1, as amended

File No. 333-269442

Ladies and Gentlemen:

ZyVersa Therapeutics, Inc. hereby requests that its acceleration request dated April 21, 2023 be withdrawn. Please call Jared Kelly of Lowenstein Sandler LLP at (973) 597-2400 with any questions.

Sincerely,

ZYVERSA THERAPEUTICS INC.

By:	/s/ Stephen Glover
Name:	Stephen Glover
Title:	Chief Executive Officer